Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 USA Tel 1 212 610 6300 Fax 1 212 610 6399 Direct Line 1 212 610 6320 cathleen.mclaughlin@allenovery.com

Our ref NY:12746221.2

March 23, 2012

Government of Jamaica — Registration Statement No. 333-178979

Ladies and Gentlemen:

On behalf of the Government of Jamaica and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on March 27, 2012, or as soon as practicable thereafter.

Very truly yours,

/s/ Cathleen McLaughlin

Cathleen McLaughlin

cc:	Ellie Bavaria

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.